Dot VN, Inc. Partners with Key-Systems GmbH to Provide Registry Management System for Vietnamese Native Language Internationalized Domain Names

SAN DIEGO, CALIFORNIA – March 21, 2011, Dot VN, Inc., (http://www.dotvn.com) (OTC Trading Symbol: DTVI), an Internet and Telecommunications Company and the exclusive online global domain name registrar for the Country of Vietnam (“Dot VN” or the “Company”), announced today that it has executed a strategic partnership agreement with Key-Systems GmbH, a leading Internet services provider based in St. Ingbert, Germany (“Key-Systems”) to use its “KSregistry System” to provide the registration and management platform which will power the Vietnamese Native language Internationalized Domain Names (the “IDN” or “IDNs”).

Dot VN, through its wholly owned subsidiary Hi-Tek Multimedia, Inc., has been designated as the sole partner in developing and managing the IDNs by the Vietnam Internet Network Information Centre (“VNNIC”), the Vietnamese agency which oversees the management and operation of the Vietnamese internet.  The Vietnamese IDNs will be among the first TLDs to utilize Key-Systems’ next generation registry platform.  Designed to be a complete end to end registry solution, the KSregistry System provides Dot VN with a comprehensive set of management tools at the registry, registrar and reseller level.  Dot VN and Key-Systems have already begun working with VNNIC, to integrate the KSregistry System with VNNIC’s network.  Based on the current project timeline, the Company expects to provide open registration of the IDNs by April 28, 2011.

“In light of the importance of the IDN project it was important to secure the very best technical infrastructure and management tools available.  Dot VN will be responsible in large part for much of the day to day management and operations of the entire IDN Domain System and we believe that the KSregistry System is the ideal platform to revolutionize the way that Vietnamese domain names are registered,” said Thomas Johnson, CEO of Dot VN, Inc. “Key-Systems has distinguished itself as the premier registrar of country code domain names worldwide and it is our plan to capitalize a successful Vietnamese IDN launch to serve as the basis for a model which we can replicate throughout the rest of this region.”

Since its founding in 1998 Key-Systems has emerged as one of the leading European companies for the distribution and management of domains (internet addresses). Key-Systems administers more than 3 million internet addresses for more than 70,000 retail and corporate customers and 1,700 resellers from more than 200 countries. Through the three portals domaindiscount24.com, RRPproxy.net and  BrandShelter.com, Key-Systems offers more than 280 top-level and second-level domain extensions for fully-automated registrations, among them country-code extensions like .DE (Germany), .IN (India) or .COM.BR (Brazil) as well as generic extensions like .COM, .NET and .ORG. With KSregistry, companies and organizations benefit from Key-Systems' conceptual and technical know-how when realizing and operating their top-level domain such as .BRAND or .COMPANY. The modern Tier III SkyWay DataCenter, located at the Key-Systems headquarters in St. Ingbert (Germany), supplies worldwide companies and individuals with multi-purpose IT and telecommunication services.

Key-Systems currently has 54 employees – at the headquarters in St. Ingbert and at the two subsidiaries in the USA and Mexico. Since 2005, the Key-Systems is regularly listed on statistic portals like registrarstats.com and webhosting.info as one of the 15 largest and fastest growing ICANN registrars worldwide. Currently, Key-Systems holds rank two of the largest registrars for generic domains in Europe and position nine of the fastest growing ICANN registrars worldwide (2011-03-17). In 2008, 2009 and 2010 Key-Systems was recognized as one of the fastest growing technology companies in Germany in the “Technology Fast 50” contest by Deloitte.

“We at Key-Systems are proud to work with Dot VN on this important IDN project. With our reliable software and technical expertise we can assure the stability of the .VN IDN name space”, said Key-Systems CEO Alexander Siffrin.  “The launch of Vietnamese Native language Internationalized Domain Names opens up a great possibility for the people and companies in Vietnam as well as for foreign investors to directly address the Vietnam internet users with their domains.”

About Dot VN:

Dot VN, Inc. (www.DotVN.com) provides innovative Internet and Telecommunication services for Vietnam and operates and manages Vietnam’s innovative online media web property, www.INFO.VN.  The Company is the “exclusive online global domain name registrar for .VN (Vietnam).”  Dot VN is the sole distributor of Micro-Modular Data CentersTM solutions and E-Link 1000EXR Wireless Gigabit Radios to Vietnam and Southeast Asia region.  Dot VN is headquartered in San Diego, California with offices in Hanoi, Danang and Ho Chi Minh City, Vietnam.  For more information, visit www.DotVN.com.

Forward-Looking Statements:

Statements in this press release may be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to Dot VN or its management, identify forward-looking statements.  These statements are based on current expectations, estimates and projections about Dot VN’s business based, in part, on assumptions made by management.  These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may, and probably will, differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including those described above and those risks discussed from time to time in Dot VN’s filings with the Securities and Exchange Commission.  Factors that could materially affect these forward-looking statements and/or predictions include, among other things: (i) our limited operating history; (ii) our ability to pay down existing debt; (iii) unforeseen costs and expenses; (iv) potential litigation with our shareholders, creditors and/or former or current investors; (v) Dot VN’s ability to comply with federal, state and local government regulations in the US and foreign countries; (vi) Dot VN’s ability to maintain current agreements with the government of Vietnam and enter into additional agreements with the government of Vietnam; and (vii) other factors over which we have little or no control.  In addition, such statements could be affected by risks and uncertainties related to product demand, market and customer acceptance, competition, pricing and development difficulties, as well as general industry and market conditions and growth rates and general economic conditions.  Any forward-looking statements speak only as of the date on which they are made, and Dot VN does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this release.  Information on Dot VN’s website does not constitute a part of this release.

For more information, contact:

    Thomas M. Johnson, Chairman and CEO
    Dot VN, Inc.
    Phone: 858-571-2007 x14
    Email: Inquiries@DotVN.com
    Website: www.DotVN.com, www.en.INFO.VN
    Register your “.vn” domains at:  www.VN